Exhibit 13

Index of Materials:

1. Screen Shot of location for videos
2. Video Script #1
3. Video Script #2
4. Video Script #3
5. Video Script #4
6. Video Script #5



Disclaimer

THE COMPANY IS "TESTING THE WATERS" UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS "QUALIFIED" THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Oleksiy Lyubynskyy (Rentberry CEO)

My name is Oleksiy Lyubynskyy and I am the CEO and Co-Founder of Rentberry. Over the past couple of years, Rentberry became a very well-known company in real estate and achieved great results. We successfully developed technologically advanced home rental platform, raised millions of dollars from high profile investors and VC funds, signed more than thirty partnerships with the leading real estate companies and received strong traction of almost half a million monthly active users.

This year, we are going even bigger. We will introduce a new concept in real estate called Flexible Living. Tenants will get ability to live from three months to one year in different locations. We plan to acquire properties and onboard landlords initially throughout United States, Europe and Asia.

All homes will have one corporate style, will be furnished, and will be rented without security deposits exclusively on Rentberry platform. So, no more being stuck in the high-cost area or dealing with the hotels, AirBnb daily rates or signing yearly leases on unfurnished properties and freezing thousands of dollars on security deposits.

To make Flexible Living concept a reality, we plan to raise forty million dollars in three tranches. People that will participate in this capital raise can receive up-to twenty percent discount on all the rentals that we will acquire and will manage on behalf of homeowners.

Join us and let's disrupt real estate industry together.

Oleksiy Lyubynskyy (Rentberry CEO)

My name is Oleksiy Lyubynskyy and I am the CEO and Co-Founder of Rentberry. We started the company more than three years ago with the idea to build an absolutely closed-loop rental platform where all of the rental tasks can be done in one place.

Since then, we developed a product which has over three million properties and is being used by almost half a million people monthly. We were featured in the top media, named one of the best real estate companies by Forbes and raised more than twelve million dollars from the high-profile investors including VC funds.

Steve Burton (Beechwood Ventures, Managing Partner)

As more and more people lean toward rent, it makes sense that you need a better engine for managing that. And a lot of the people that we find in the urban area that are becoming renters are of the age and lifestyle and background such that they prefer web related apps. So, to be able to do that is a viable thing that I thought was very good for investing.

Oleksiy Lyubynskyy (Rentberry CEO)

Today, I want to introduce you to the new chapter in Rentberry's life. As you know, we became one of the most advanced home rental platforms and the only company that automated all the rental tasks.

As the next step, we plan to acquire properties that would be rented mid-term, from three months to a year, to quality tenants with no security deposits, absolutely furnished and with no agent, broker interaction. Everything would be digital, starting from the application process to opening the front door with just the phone. Our goal is to bring one golden standard to the home rental industry. That no matter where you travel, you get the same quality home and same level of service. We also envision that in the future, homeowners will sign up their properties with our company, so that we would rent them on their behalf for a small fee.

Gary McBeth (808 Ventures, Managing Partner)

Why did we invest in Rentberry? We look for scalable, innovative and ideally disruptive solutions with the global market potential. We look for leadership team who are smart, driven, and open-minded individuals with the good sense of humor. Ideally, we like to find companies that are on the cusp of establishing monetization. So, Rentberry checked all those boxes. We are happy to invest and happy to be part of the team.

Oleksiy Lyubynskyy (Rentberry CEO)

We now operate in more than fifty countries, patented our core technology, and quadrupled monthly active user base. We also have thirty dedicated people working full-time in our office which is around two thousand square feet.

Oleksandr Kotovskov (Rentberry Head of Design and Co-Founder)

From day one, our goal was to build the most user-friendly product in the real estate space. And we succeeded. Today, the Rentberry platform includes an awesome web version, iOS and Android apps. Even though we have a very advanced product in terms of features and technology, out design team pushes really hard to make it as easy to use as possible. One of the main tasks for us is to maintain consistency and bring a top notch user experience across all the countries, since we are now operating on the global scale.

Oleksiy Lyubynskyy (Rentberry CEO)

We hope that you will become part of our global home rental platform. Join us and let's make it happen together.

Landlord: Fiona Kirk (Rentberry user)

I am Fiona. And as the property owner, when I am renting off my place, I look for two things: number one – to minimize my vacancy time and number two – to rent my place to quality tenants. When I found out about Rentberry, I completely fell in love with the platform. Because now, I can rent out my place faster, I can pick and choose quality tenants and I can do it all from the comfort of my couch.

One of the great things about the Rentberry platform, as a homeowner, I can do all the rental tasks by myself, which means I don't have to hire real estate agents or brokers and I save thousands of dollars.

Also, by using the platform, I had dramatically reduced my vacancy time, I receive instant notifications when someone is applying for my place, I can approve or decline any application, or I can ask for extra information within a matter of seconds.

In the past, I used to use more than three platforms to perform my rental tasks. One for credit checks, one for background checks, and a third to collect my rent. Now they all combined in one platform and for me it is a complete game changer. No more needing to remember different passwords, different logins – by using Rentberry homeowner saves time and money.

Finally, someone is disrupting the industry and taking the apartment rental process out of the stone age.

Tenant: Joe Kraper (Rentberry user)

My name is Joe Kraper and as you know finding an apartment these days can be quite a challenge. So, I was really happy when a friend of mine suggested Rentberry. Instead of searching for apartments for two weeks, I was able to visit some virtual open houses, find an apartment I liked. I submitted my application online. I did my lease agreement online. Literally, I did everything from the comfort of my own home.

One of the coolest things about this platform is your ability to negotiate your rental terms. For example, using this process in my last apartment I hadn't have to pay a security deposit, which left me with the bunch of extra money. So, I was able to get some nice things for the house before I moved in.

Previous to Rentberry, I was using like Craigslist and Zillow. But you got to really be careful, these sites are full of scams, and outdated photos, outdated property information. And when you finally find something that you do want to rent, you wind-up connected with some real estate agent and he wants to charge you an arm and a leg for literary nothing.

I love Rentberry because they completely automated all the rental tasks. They give you a chance to communicate and negotiate rent online directly with the homeowner. It is so convenient that I even manage my rental home from the app – pay rent, submit maintenance requests, share information with the roommate and have 24/7 access to all the signed documents and agreements.

For me the best part is that my profile travels with me wherever I go, so the next landlord can see how great of a tenant I am.

Tenant: Jason Jones (Rentberry user)

Hi, my name is Jason. I have been living in the same city and working in the same office for I guess the past three years now. Well, that was until recently. You know the world has been changing and the opportunity to work from home becoming the new norm. Well, I came across Rentberry when I was looking for my last apartment and it was a love at first sight. They had this innovative idea of Flexible Living, which is basically the leasing of furnished properties owned and managed by Rentberry, without security deposit, for a fixed midterm duration from three months to a year.

Well, looks like an exciting times for them. The company is currently on track to build their own rental portfolio by acquiring properties and subscribing landlords. Properties will have one corporate style, be fully furnished and be leased exclusively from the Rentberry platform.

Well actually I want to be one of the very first people to use Flexible Living option on the Rentberry platform. And the beautiful part about it is as a digital nomad I will be able to work and stay midterm in various cities, without having to deal with the hassle of hotels or AirBnbs that can get insanely expensive if I would decide to stay longer. And also, I would be able to avoid the burden of having to go out to buy a new furniture and pay security deposit.

The concept of Flexible Living is novel and groundbreaking – and Rentberry is one step ahead of the rest.